Exhibit 4.13

Schedule of Holders of Credit Agreement Warrants to Purchase Stock

Name of Warrant Holder	Number of Shares Subject to Warrant	Expiration Date
Warberg WF X, LP	54,793	June 23, 2027
Warberg WF X, LP	49,314	October 16, 2028
Warberg WF X, LP	49,314	October 7, 2029
Perceptive Credit Holdings III, LP	150,684	August 23, 2031